UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2009

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig Chief Financial Officer

Dated: February 17, 2009

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Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

February 17, 2009

FOR IMMEDIATE RELEASE

CAMTEK REPORTS ADDITIONAL COST REDUCTION MEASURES

        MIGDAL HA’EMEK, Israel, February 17, 2009 – Camtek Ltd. (Nasdaq: CAMT; TASE: CAMT) announced today that it is implementing additional reduction of its global work force by 68 employees. This reduction represents about 14% of the Company’s current total workforce of 480.

“We believe that the continuing severe global slowdown require us to be more conservative and monitor our business expenses and cash resources”, said Rafi Amit, Camtek’s CEO. “While implementing this reduction plan, we remained focused on preserving our R&D capabilities in order to position ourselves for the future recovery of our markets.”

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION

CAMTEK:	IR INTERNATIONAL:
Mira Rosenzweig, CFO	Ehud Helft/Kenny Green
Tel: +972-4-604-8308	GK Investor Relations
Fax: +972-4-604-8300	Tel: (US) 1 646 201 9246
Mobile: +972-54-905-0703	info@gkir.com
mirar@camtek.co.il

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